Exhibit 21.1

Subsidiaries of Registrant

The following is a list of subsidiaries of Houlihan Lokey, Inc., as of March 31, 2026, omitting subsidiaries which, considered in the aggregate, would not constitute a significant subsidiary.

Legal Name	Jurisdiction of Incorporation
Houlihan Lokey Financial Advisors, Inc.	California
Houlihan Lokey Capital, Inc.	California
Houlihan Lokey EU (Holdings), LLC	Delaware
Houlihan Lokey (Europe) Ltd	England
Houlihan Lokey UK Limited	England
Houlihan Lokey Germany AG	Germany
Houlihan Lokey (Europe) GmbH	Germany
Houlihan Lokey Corporation	Japan